UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2018

Commission File Number: 1-07952

KYOCERA CORPORATION

(Translation of registrant’s name into English)

6, Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION
(Registrant)

/s/ SHOICHI AOKI
(Signature)
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Accounting Group

Date: February 1, 2018

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Nine Months Ended December 31, 2017

Consolidated Financial Results of Kyocera Corporation and its Subsidiaries

for the Nine Months Ended December 31, 2017

The consolidated financial information is prepared in accordance with generally accepted accounting principles in the United States of America.

1. Consolidated Financial Results for the Nine Months Ended December 31, 2017

(1) Consolidated results of operations				(% of change from previous period)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to Kyocera Corporation’s shareholders
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
Nine months ended December 31, 2017	1,145,016	12.9	108,984	62.4	144,864	46.8	90,267	27.4
Nine months ended December 31, 2016	1,014,628	(7.2)	67,102	1.6	98,706	1.4	70,852	19.1

(Note) Comprehensive income:

99,687 million yen for the nine months ended December 31, 2017, 49.2% of change from previous period

66,794 million yen for the nine months ended December 31, 2016, (58.2)% of change from previous period

			Net income attributable to Kyocera Corporation’s shareholders per share - Basic	Net income attributable to Kyocera Corporation’s shareholders per share - Diluted
			Yen	Yen
Nine months ended December 31, 2017			245.49	245.49
Nine months ended December 31, 2016			192.88	192.88
(2) Consolidated financial condition
	Total assets	Total equity	Kyocera Corporation’s shareholders’ equity	Kyocera Corporation’s shareholders’ equity to total assets
	Million yen	Million yen	Million yen	%
December 31, 2017	3,201,583	2,472,081	2,386,003	74.5
March 31, 2017	3,110,470	2,418,909	2,334,219	75.1

2. Dividends

	Dividends per share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2017	—	50.00	—	60.00	110.00
Year ending March 31, 2018	—	60.00	—	60.00	120.00

Note:

Year-end and annual dividends per share for the year ending March 31, 2018 are the forecasts at the date of the submission of this report.

3. Consolidated Financial Forecasts for the Year Ending March 31, 2018

	(% of change from previous year)
	Net sales		Profit from operations		Income before income taxes		Net income attributable to Kyocera Corporation’s shareholders		Net income attributable to Kyocera Corporation’s shareholders per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Year ending March 31, 2018	1,560,000	9.6	135,000	29.1	170,000	23.3	108,000	4.0	293.71

Note:

Forecast of earnings per share attributable to Kyocera Corporation’s shareholders is calculated based on the diluted average number of shares outstanding during the nine months ended December 31, 2017.

Notes:

(1) Increase or decrease in significant subsidiaries during the nine months ended December 31, 2017: Yes

New companies : Not applicable

Removal companies : 1 (Kyocera Crystal Device Corporation)

Please refer to “(3) Notes to the Consolidated Financial Statements” on page 13.

(2) Adoption of concise quarterly accounting method or procedure: Not applicable

(3) Changes in accounting policies:

(i)   Changes due to adoption of new accounting standards: Yes

(ii)  Changes due to other than adoption of new accounting standards: Not applicable

Please refer to “(3) Notes to the Consolidated Financial Statements” on page 13.

(4) Number of shares (common stock):

(i)   Number of shares issued:

377,618,580 shares at December 31, 2017	377,618,580 shares at March 31, 2017

(ii)  Number of treasury stock:

9,910,450 shares at December 31, 2017	9,906,197 shares at March 31, 2017

(iii) Average number of shares outstanding:

367,710,007 shares for the nine months ended December 31, 2017	367,333,543 shares for the nine months ended December 31, 2016

Presentation of Situation of Review Procedure

The consolidated financial information included in this Form 6-K is out of scope of audit procedure.

Instruction for Forecasts and Other Notes

Cautionary Statement for Forecasts:

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to the following:

(1)	General conditions in the Japanese or global economy;

(2)	Unexpected changes in economic, political and legal conditions in countries where we operate;

(3)	Various export risks which may affect the significant percentage of our revenues derived from overseas sales;

(4)	The effect of foreign exchange fluctuations on our results of operations;

(5)	Intense competitive pressures to which our products are subject;

(6)	Fluctuations in the price and ability of suppliers to provide the required quantity of raw materials for use in Kyocera’s production activities;

(7)	Manufacturing delays or defects resulting from outsourcing or internal manufacturing processes;

(8)	Shortages and rising costs of electricity affecting our production and sales activities;

(9)	The possibility that future initiatives and in-process research and development may not produce the desired results;

(10)	Companies or assets acquired by us not produce the returns or benefits, or bring in business opportunities;

(11)	Inability to secure skilled employees, particularly engineering and technical personnel;

(12)	Insufficient protection of our trade secrets and intellectual property rights including patents;

(13)	Expenses associated with licenses we require to continue to manufacture and sell products;

(14)	Environmental liability and compliance obligations by tightening of environmental laws and regulations;

(15)	Unintentional conflict with laws and regulations or newly enacted laws and regulations;

(16)	Our market or supply chains being affected by terrorism, plague, wars or similar events;

(17)	Earthquakes and other natural disasters affecting our headquarters and major facilities as well as our suppliers and customers;

(18)	Credit risk on trade receivables;

(19)	Fluctuations in the value of, and impairment losses on, securities and other assets held by us;

(20)	Impairment losses on long-lived assets, goodwill and intangible assets;

(21)	Unrealized deferred tax assets and additional liabilities for unrecognized tax benefits; and

(22)	Changes in accounting principles.

Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial condition to be materially different from any future results, performance, achievements or financial condition expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

Other Note:

This is an English translation of the Japanese original of the Consolidated Financial Results of Kyocera Corporation and its Subsidiaries for the Nine Months Ended December 31, 2017. The translation is prepared solely for the reference and convenience of foreigners. In the event of any discrepancy between this translation and the Japanese original, the latter shall prevail.

1. BUSINESS RESULTS, FINANCIAL CONDITION AND PROSPECTS

(1) Business Results for the Nine Months Ended December 31, 2017

Consolidated Financial Results

During the nine months ended December 31, 2017 (“the nine months”), sales in the Electronic Devices Group and Industrial & Automotive Components Group increased significantly on the back of strong component demand in information and communications, automotive-related and industrial machinery markets. Sales in the Document Solutions Group also increased due to new product introductions and aggressive sales promotion activities. Consolidated net sales for the nine months increased by ¥130,388 million, or 12.9%, compared with the nine months ended December 31, 2016 (“the previous nine months”) to ¥1,145,016 million due partly to contributions from merger and acquisition activity. This result is a record high for the nine-month period.

Profit increased significantly compared with the previous nine months due to an increase in sales and a reduction in costs. Profit from operations increased by ¥41,882 million, or 62.4%, to ¥108,984 million and income before income taxes increased by ¥46,158 million, or 46.8%, to ¥144,864 million compared with the previous nine months. Net income attributable to Kyocera Corporation’s shareholders for the nine months increased by ¥19,415 million, or 27.4%, to ¥90,267 million. Net income attributable to Kyocera Corporation’s shareholders decreased by approximately ¥11 billion in the third quarter (October 1 to December 31, 2017) due to tax expenses in our subsidiaries such as AVX Corporation, a U.S. subsidiary, primarily resulting from tax law revisions in the United States.

Average exchange rates for the nine months were ¥112 to the U.S. dollar, marking depreciation of the yen by ¥5 (4.7%), and ¥129 to the Euro, marking depreciation of the yen by ¥11 (9.3%), compared with the previous nine months. As a result, net sales and income before income taxes after translation into yen for the nine months increased by approximately ¥39 billion and ¥13 billion, respectively, compared with the previous nine months.

	Nine months ended December 31,				Increase (Decrease)
	2016		2017
	Amount	%	Amount	%	Amount	%
	(Yen in millions, except exchange rates)
Net sales	¥1,014,628	100.0	¥1,145,016	100.0	¥130,388	12.9
Profit from operations	67,102	6.6	108,984	9.5	41,882	62.4
Income before income taxes	98,706	9.7	144,864	12.7	46,158	46.8
Net income attributable to Kyocera Corporation’s shareholders	70,852	7.0	90,267	7.9	19,415	27.4
Average US$ exchange rate	107	—	112	—	—	—
Average Euro exchange rate	118	—	129	—	—	—

Consolidated Results by Reporting Segment

1) Industrial & Automotive Components Group

Sales of industrial tools increased on the back of increased demand and merger and acquisition activity. In addition, sales of automotive displays and fine ceramic parts for semiconductor processing equipment increased. Due primarily to these factors, sales in this reporting segment increased compared with the previous nine months. Operating profit increased significantly due to the growth in sales and a reduction in costs. The operating profit ratio improved to the double-digit level.

2) Semiconductor Components Group

Sales in this reporting segment increased compared with the previous nine months due mainly to an increase in sales of ceramic packages for smartphones and organic packages for automotive application. Operating profit increased due to the sales growth and cost reductions. The operating profit ratio also improved.

3) Electronic Devices Group

Sales of capacitors, crystal components and connectors increased due to expansion of production capacity on the back of solid demand for smartphone parts and to new product introductions. Additionally, demand for printing devices for industrial equipment was strong. There was also a contribution from merger and acquisition activity at AVX Corporation. As a result, sales in this reporting segment increased compared with the previous nine months. Operating profit increased significantly due to the sales growth and cost reductions, and the operating profit ratio also improved.

4) Communications Group

Sales increased compared with the previous nine months due to solid performance in the information and communications services business, which provides engineering services, etc., and, as a result, operating profit was recorded in this reporting segment. These results were despite a decrease in sales in the telecommunications equipment business due to a reduction in sales volume of mobile phones for the U.S. market.

5) Document Solutions Group

Sales in this reporting segment increased compared with the previous nine months due to an increase in sales volume resulting from launching of new products and aggressive sales promotion activities. Sales by businesses acquired through merger and acquisition activity also contributed. Operating profit increased significantly due to the increase in sales, cost reductions and the impact of foreign exchange rate fluctuations. The operating profit ratio improved to the double-digit level.

6) Life & Environment Group

Sales in this reporting segment decreased compared with the previous nine months due to downsizing of the solar energy business in the United States and lower sales in the Japanese solar energy market. Operating loss was recorded in this reporting segment.

Net Sales by Reporting Segment

	Nine months ended December 31,				Increase (Decrease)
	2016		2017
	Amount	%	Amount	%	Amount	%
	(Yen in millions)
Industrial & Automotive Components Group	¥165,181	16.3	¥205,456	18.0	¥40,275	24.4
Semiconductor Components Group	181,309	17.9	196,226	17.1	14,917	8.2
Electronic Devices Group	176,858	17.4	223,451	19.5	46,593	26.3

Total Components Business	523,348	51.6	625,133	54.6	101,785	19.4
Communications Group	172,213	17.0	181,321	15.8	9,108	5.3
Document Solutions Group	227,750	22.4	266,902	23.3	39,152	17.2
Life & Environment Group	104,312	10.3	79,747	7.0	(24,565)	(23.5)

Total Equipment & Systems Business	504,275	49.7	527,970	46.1	23,695	4.7
Others	16,696	1.6	14,068	1.2	(2,628)	(15.7)
Adjustments and eliminations	(29,691)	(2.9)	(22,155)	(1.9)	7,536	—

Net sales	¥1,014,628	100.0	¥1,145,016	100.0	¥130,388	12.9

Operating Profit (Loss) by Reporting Segment
	Nine months ended December 31,				Increase (Decrease)
	2016		2017
	Amount	%*	Amount	%*	Amount	%
	(Yen in millions)
Industrial & Automotive Components Group	¥13,499	8.2	¥24,099	11.7	¥10,600	78.5
Semiconductor Components Group	19,109	10.5	27,277	13.9	8,168	42.7
Electronic Devices Group	22,501	12.7	36,419	16.3	13,918	61.9

Total Components Business	55,109	10.5	87,795	14.0	32,686	59.3
Communications Group	(290)	—	2,291	1.3	2,581	—
Document Solutions Group	20,041	8.8	29,411	11.0	9,370	46.8
Life & Environment Group	(545)	—	(2,270)	—	(1,725)	—

Total Equipment & Systems Business	19,206	3.8	29,432	5.6	10,226	53.2
Others	(1,522)	—	1,094	7.8	2,616	—

Operating profit	72,793	7.2	118,321	10.3	45,528	62.5
Corporate gains and equity in earnings (losses) of affiliates and an unconsolidated subsidiary	26,995	—	27,817	—	822	3.0
Adjustments and eliminations	(1,082)	—	(1,274)	—	(192)	—

Income before income taxes	¥98,706	9.7	¥144,864	12.7	¥46,158	46.8

*	% to net sales of each corresponding segment

Note: Kyocera has changed the classification of its reporting segments from the year ending March 31, 2018. Business results for the nine months ended December 31, 2016 have been reclassified in line with the change to reporting segment classifications.

(2) Financial Condition

Consolidated Cash Flows

Cash and cash equivalents at December 31, 2017 decreased by ¥26,511 million to ¥349,684 million from ¥376,195 million at March 31, 2017.

1) Cash flows from operating activities

Net cash provided by operating activities for the nine months increased by ¥17,711 million to ¥112,925 million from ¥95,214 million for the previous nine months. This was due mainly to an increase in net income as well as cash flow adjustments related to increases in notes and account payable and accrued income taxes, which exceeded cash flow adjustments related to an increase in inventories.

2) Cash flows from investing activities

Net cash used in investing activities for the nine months decreased by ¥3,407 million to ¥95,325 million from ¥98,732 million for the previous nine months. This was due mainly to an increase in payments for acquisitions of businesses and a decrease in purchase of held-to-maturity securities, which was partly offset by a decrease in maturities of held-to-maturity securities.

3) Cash flows from financing activities

Net cash used in financing activities for the nine months increased by ¥4,214 million to ¥51,004 million from ¥46,790 million for the previous nine months. This was due mainly to an increase in dividends paid.

	Nine months ended December 31,		Increase (Decrease)
	2016	2017
	(Yen in millions)
Cash flows from operating activities	¥95,214	¥112,925	¥17,711
Cash flows from investing activities	(98,732)	(95,325)	3,407
Cash flows from financing activities	(46,790)	(51,004)	(4,214)
Effect of exchange rate changes on cash and cash equivalents	7,014	6,893	(121)
Net decrease in cash and cash equivalents	(43,294)	(26,511)	16,783
Cash and cash equivalents at beginning of period	374,020	376,195	2,175
Cash and cash equivalents at end of period	¥330,726	¥349,684	¥18,958

(3) Consolidated Financial Forecasts for the Year Ending March 31, 2018

Kyocera has made no changes to its consolidated forecasts for the year ending March 31, 2018 with respect to its previous projections for net sales, profit from operations or income before income taxes in light of results for the nine months and the outlook for the fourth quarter (January 1 to March 31, 2018). However, net income attributable to Kyocera Corporation’s shareholders has been revised as shown in the table below due to the recording of tax expenses in the third quarter primarily resulting from the tax law revisions in the United States.

Kyocera has also revised its forecasts by reporting segment as shown on the following page taking into consideration the level of achievement toward previous projections, reflecting lower sales in the solar energy business and the contrasting strong performance of the components business.

With regard to average exchange rates for the fiscal year, the forecast for the U.S.-Yen exchange rate remains unchanged from the previous projection at ¥111 to the U.S. dollar while the forecast for the Euro-Yen exchange rate has been revised from ¥128 to ¥130 to the Euro, marking depreciation of ¥2 (1.6%).

Kyocera will work to continue expanding sales and comprehensively reduce costs with the aim of achieving its full-year financial forecasts.

Please refer to “Cautionary Statement for Forecasts” in “Instruction for Forecasts and Other Notes” on page 3.

	Results for the year ended March 31, 2017		Forecasts for the year ending March 31, 2018 announced on				Increase (Decrease) to Results
			October 30, 2017 (Previous)		February 1, 2018 (Revised)
	Amount	%	Amount	%	Amount	%	%
	(Yen in millions, except exchange rates)
Net sales	¥1,422,754	100.0	¥1,560,000	100.0	¥1,560,000	100.0	9.6
Profit from operations	104,542	7.3	135,000	8.7	135,000	8.7	29.1
Income before income taxes	137,849	9.7	170,000	10.9	170,000	10.9	23.3
Net income attributable to Kyocera Corporation’s shareholders	103,843	7.3	119,000	7.6	108,000	6.9	4.0
Average US$ exchange rate	108	—	111	—	111	—	—
Average Euro exchange rate	119	—	128	—	130	—	—

Net Sales by Reporting Segment

	Results for the year ended March 31, 2017		Forecasts for the year ending March 31, 2018 announced on				Increase (Decrease) to Results
			October 30, 2017 (Previous)		February 1, 2018 (Revised)
	Amount	%	Amount	%	Amount	%	%
	(Yen in millions)
Industrial & Automotive Components Group	¥230,229	16.2	¥280,000	18.0	¥284,000	18.2	23.4
Semiconductor Components Group	245,727	17.3	256,000	16.4	254,000	16.3	3.4
Electronic Devices Group	240,798	16.9	289,000	18.5	303,000	19.4	25.8

Total Components Business	716,754	50.4	825,000	52.9	841,000	53.9	17.3
Communications Group	252,641	17.7	255,000	16.4	252,000	16.2	(0.3)
Document Solutions Group	324,012	22.8	350,000	22.4	369,000	23.6	13.9
Life & Environment Group	149,207	10.5	139,000	8.9	112,000	7.2	(24.9)

Total Equipment & Systems Business	725,860	51.0	744,000	47.7	733,000	47.0	1.0
Others	22,066	1.5	17,000	1.1	18,000	1.2	(18.4)
Adjustments and eliminations	(41,926)	(2.9)	(26,000)	(1.7)	(32,000)	(2.1)	—

Net sales	¥1,422,754	100.0	¥1,560,000	100.0	¥1,560,000	100.0	9.6

Operating Profit (Loss) by Reporting Segment

	Results for the year ended March 31, 2017		Forecasts for the year ending March 31, 2018 announced on				Increase (Decrease) to Results
			October 30, 2017 (Previous)		February 1, 2018 (Revised)
	Amount	%*	Amount	%*	Amount	%*	%
	(Yen in millions)
Industrial & Automotive Components Group	¥22,442	9.7	¥30,000	10.7	¥31,000	10.9	38.1
Semiconductor Components Group	25,310	10.3	35,000	13.7	35,000	13.8	38.3
Electronic Devices Group	30,558	12.7	40,000	13.8	46,000	15.2	50.5

Total Components Business	78,310	10.9	105,000	12.7	112,000	13.3	43.0
Communications Group	8,528	3.4	1,000	0.4	1,000	0.4	(88.3)
Document Solutions Group	28,080	8.7	40,000	11.4	40,000	10.8	42.5
Life & Environment Group	1,345	0.9	1,000	0.7	(9,000)	—	—

Total Equipment & Systems Business	37,953	5.2	42,000	5.6	32,000	4.4	(15.7)
Others	(1,759)	—	(1,000)	—	1,000	5.6	—

Operating profit	114,504	8.0	146,000	9.4	145,000	9.3	26.6
Corporate and others	23,345	—	24,000	—	25,000	—	7.1

Income before income taxes	¥137,849	9.7	¥170,000	10.9	¥170,000	10.9	23.3

*	% to net sales of each corresponding segment

Note: Kyocera has changed the classification of its reporting segments from the year ending March 31, 2018. Business results for the year ended March 31, 2017 have been reclassified in line with the change to reporting segment classifications.

2. CONSOLIDATED FINANCIAL STATEMENTS

(1) Consolidated Balance Sheets (Unaudited)

	March 31, 2017		December 31, 2017		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	¥376,195		¥349,684		¥(26,511)
Short-term investments in debt securities	84,703		55,530		(29,173)
Other short-term investments	212,668		234,898		22,230
Trade notes receivables	28,370		24,141		(4,229)
Trade accounts receivables	291,485		308,250		16,765
Less allowances for doubtful accounts and sales returns	(5,593)		(5,477)		116
Inventories	331,155		407,988		76,833
Other current assets	119,714		127,846		8,132

Total current assets	1,438,697	46.3	1,502,860	46.9	64,163

Non-current assets:
Investments and advances:
Long-term investments in debt and equity securities	1,130,756		1,094,703		(36,053)
Other long-term investments	22,246		26,492		4,246

Total investments and advances	1,153,002	37.0	1,121,195	35.0	(31,807)

Property, plant and equipment:
Land	59,963		60,962		999
Buildings	351,431		363,324		11,893
Machinery and equipment	841,973		890,882		48,909
Construction in progress	14,097		22,592		8,495
Less accumulated depreciation	(1,000,860)		(1,043,330)		(42,470)

Total property, plant and equipment	266,604	8.6	294,430	9.2	27,826

Goodwill	110,470	3.5	142,114	4.4	31,644
Intangible assets	61,235	2.0	68,577	2.2	7,342
Other assets	80,462	2.6	72,407	2.3	(8,055)

Total non-current assets	1,671,773	53.7	1,698,723	53.1	26,950

Total assets	¥3,110,470	100.0	¥3,201,583	100.0	¥91,113

	March 31, 2017		December 31, 2017		Increase (Decrease)
	Amount	%	Amount	%
	(Yen in millions)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥191		¥155		¥(36)
Current portion of long-term debt	8,235		8,916		681
Trade notes and accounts payable	129,460		159,353		29,893
Other notes and accounts payable	60,881		63,937		3,056
Accrued payroll and bonus	62,868		55,691		(7,177)
Accrued income taxes	15,707		15,679		(28)
Other accrued liabilities	51,062		53,363		2,301
Other current liabilities	36,257		49,903		13,646

Total current liabilities	364,661	11.7	406,997	12.7	42,336

Non-current liabilities:
Long-term debt	16,409		18,046		1,637
Accrued pension and severance liabilities	31,720		32,165		445
Deferred income taxes	258,859		245,089		(13,770)
Other non-current liabilities	19,912		27,205		7,293

Total non-current liabilities	326,900	10.5	322,505	10.1	(4,395)

Total liabilities	691,561	22.2	729,502	22.8	37,941

Equity:
Kyocera Corporation’s shareholders’ equity:
Common stock	115,703		115,703		—
Additional paid-in capital	165,230		165,000		(230)
Retained earnings	1,638,116		1,684,258		46,142
Accumulated other comprehensive income	447,479		453,381		5,902
Common stock in treasury, at cost	(32,309)		(32,339)		(30)

Total Kyocera Corporation’s shareholders’ equity	2,334,219	75.1	2,386,003	74.5	51,784

Noncontrolling interests	84,690	2.7	86,078	2.7	1,388

Total equity	2,418,909	77.8	2,472,081	77.2	53,172

Total liabilities and equity	¥3,110,470	100.0	¥3,201,583	100.0	¥91,113

Note: Accumulated other comprehensive income is as follows:
	March 31, 2017		December 31, 2017		Increase (Decrease)
	(Yen in millions)
Net unrealized gains on securities	¥499,650		¥484,105		¥(15,545)
Net unrealized losses on derivative financial instruments		(449)		(472)	(23)
Pension liability adjustment		(35,362)		(37,153)	(1,791)
Foreign currency translation adjustments		(16,360)		6,901	23,261

Total	¥447,479		¥453,381		¥5,902

(2) Consolidated Statements of Income and Comprehensive Income (Unaudited)

Consolidated Statements of Income

	Nine months ended December 31,				Increase (Decrease)
	2016		2017
	Amount	%	Amount	%	Amount	%
	(Yen in millions and shares in thousands, except per share amounts)
Net sales	¥1,014,628	100.0	¥1,145,016	100.0	¥130,388	12.9
Cost of sales	751,398	74.1	829,709	72.5	78,311	10.4

Gross profit	263,230	25.9	315,307	27.5	52,077	19.8
Selling, general and administrative expenses	196,128	19.3	206,323	18.0	10,195	5.2

Profit from operations	67,102	6.6	108,984	9.5	41,882	62.4

Other income (expenses) :
Interest and dividend income	30,904	3.0	38,625	3.4	7,721	25.0
Interest expense	(566)	(0.1)	(983)	(0.1)	(417)	—
Foreign currency transaction gains, net	553	0.1	111	0.0	(442)	(79.9)
Gains on sales of securities, net	103	0.0	400	0.1	297	288.3
Other, net	610	0.1	(2,273)	(0.2)	(2,883)	—

Total other income (expenses)	31,604	3.1	35,880	3.2	4,276	13.5

Income before income taxes	98,706	9.7	144,864	12.7	46,158	46.8
Income taxes	24,235	2.4	53,256	4.7	29,021	119.7

Net income	74,471	7.3	91,608	8.0	17,137	23.0
Net income attributable to noncontrolling interests	(3,619)	(0.3)	(1,341)	(0.1)	2,278	—

Net income attributable to Kyocera Corporation’s shareholders	¥70,852	7.0	¥90,267	7.9	¥19,415	27.4

Per share information:
Net income attributable to Kyocera Corporation’s shareholders:
Basic	¥192.88		¥245.49
Diluted	192.88		245.49
Average number of shares of common stock outstanding:
Basic	367,334		367,710
Diluted	367,334		367,710

Note:

Basic earnings per share attributable to Kyocera Corporation’s shareholders is calculated based on the average number of shares of common stock outstanding during each period, and diluted earnings per share attributable to Kyocera Corporation’s shareholders is calculated based on the diluted average number of shares of stock outstanding during each period.

Consolidated Statements of Comprehensive Income

	Nine months ended December 31,		Increase (Decrease)
	2016	2017
	Amount	Amount	Amount
	(Yen in millions)
Net income	¥74,471	¥91,608	¥17,137

Other comprehensive income—net of taxes
Net unrealized losses on securities	(9,529)	(15,547)	(6,018)
Net unrealized losses on derivative financial instruments	(207)	(52)	155
Pension liability adjustment	(597)	(1,967)	(1,370)
Foreign currency translation adjustments	2,656	25,645	22,989

Total other comprehensive income	(7,677)	8,079	15,756

Comprehensive income	66,794	99,687	32,893
Comprehensive income attributable to noncontrolling interests	(4,351)	(3,544)	807

Comprehensive income attributable to Kyocera Corporation’s shareholders	¥62,443	¥96,143	¥33,700

(3) Notes to the Consolidated Financial Statements

Cautionary Statement for Premise of a Going Concern

Not applicable.

Cautionary Statement for Significant Changes in Equity

Not applicable.

Increase or Decrease in Significant Subsidiaries during the nine months ended December 31, 2017

For the nine months ended December 31, 2017, Kyocera Crystal Device Corporation which was Kyocera Corporation’s significant subsidiary was excluded from consolidation of Kyocera Corporation due to dissolution of Kyocera Crystal Device Corporation resulted from absorption-type merger with Kyocera Corporation as the surviving company on April 1, 2017.

Changes in Accounting Policies

Recently Adopted Accounting Standards

The accounting standards which Kyocera adopted on or after April 1, 2017 did not have material impacts on Kyocera’s consolidated results of operations, financial condition and cash flows.